Exhibit 99.8

News Release

TELUS International announces closing of IPO and the exercise of the underwriters’ over-allotment option

February 5, 2021

Vancouver, Canada — TELUS Corporation (TSX: T; NYSE: TU) (TELUS) and its subsidiary, TELUS International (Cda) Inc. (TSX and NYSE: TIXT) (TELUS International), today announced the closing of the upsized TELUS International initial public offering (IPO) of 42.55 million subordinate voting shares at a price of US$25.00 per share, which includes 5.55 million subordinate voting shares purchased upon the full exercise of the underwriters’ over-allotment option to purchase additional subordinate voting shares from TELUS and Baring Private Equity Asia (Baring), the selling shareholders.

The offering generated aggregate gross proceeds to TELUS International, TELUS and Baring of U.S. $1.06 billion (CAD$1.36 billion), including the exercise of the over-allotment option in full. The net proceeds to TELUS International are expected to be approximately US$490 million (CAD$627 million), and are expected to be used to repay outstanding borrowings under its revolving credit facilities. TELUS International will not receive any proceeds from the subordinate voting shares sold by the selling shareholders.

The subordinate voting shares began trading on the New York Stock Exchange and the Toronto Stock Exchange on February 3, 2021 under the ticker “TIXT.”

The subordinate voting shares sold in the IPO included approximately 21.0 million subordinate voting shares from TELUS International treasury and approximately 21.55 million subordinate voting shares from the selling shareholders. As of the closing of the IPO, and including the impact from the exercise in full of the underwriters’ over-allotment option, TELUS holds 67.0% of the voting power of TELUS International and 55.2% of the economic interest, and Baring holds approximately 30.7% of the voting power of TELUS International and 25.3% of the economic interest.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint lead book-running managers for the IPO. Barclays Capital Inc., BofA Securities and CIBC World Markets Inc. also acted as active book-running managers. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, RBC Dominion Securities Inc., Robert W. Baird & Co. Incorporated, BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., Wells Fargo Securities, and William Blair & Company, L.L.C. also acted as book-running managers. Additionally, MUFG Securities Americas Inc., National Bank Financial Inc., Loop Capital Markets LLC and R. Seelaus & Co., LLC acted as co-managers.

A registration statement, including a prospectus, relating to the IPO was filed with, and declared effective by, the U.S. Securities and Exchange Commission. TELUS International has also obtained a receipt for its final base PREP prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada, and has also filed a supplemented PREP prospectus with such authorities. A copy of the prospectus related to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling (888) 603-5847, or by email at barclaysprospectus@broadridge.com; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or CIBC Capital Markets, 22 Front Street West, Mailroom, Toronto, ON, M5J 2W5, by telephone at (416) 956-3636, or by email at michelene.dougherty@cibc.ca.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of TELUS International, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About TELUS International

TELUS International (TSX and NYSE: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, data annotation and intelligent automation, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. Learn more at: telusinternational.com.

About TELUS Corporation

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world.

Driven by our passionate social purpose to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $820 million and 1.6 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

TELUS Investor Relations	TELUS International Investor Relations
Ian McMillan	Jason Mayr
(604) 695-4539	(604) 695-3455
ir@telus.com	ir@telusinternational.com

TELUS Media Relations	TELUS International Media Relations
Steve Beisswanger	Ali Wilson
(514) 865-2787	(604) 328-7093
Steve.Beisswanger@telus.com	Ali.Wilson@telusinternational.com